

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

<u>VIA E-mail</u>
Mr. Joseph E. (Jeff) Consolino
Executive Vice President and Chief Financial Officer
American Financial Group, Inc.
301 East Fourth Street,
Cincinnati, OH 45202

   Re: **American Financial Group, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2014
       Filed February 26, 2015
       File No. 001-13653

Dear Mr. Consolino:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Jim B. Rosenberg

             Jim B. Rosenberg
             Senior Assistant Chief Accountant